# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chewy, Inc., CIK 0001766502
CUSIP: 16679L109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7700 West Sunrise Boulevard, Plantation, Florida (FL), 33322
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 20,176,907; shared voting power 0; sole dispositive power 20,176,907; shared dispositive power 0; aggregate amount beneficially owned 20,176,907 (8.7% of the class)
  Comment: (1) Based on a total of 232,945,978 shares of Class A common stock of the issuer outstanding as of June 3, 2026, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on June 10, 2026.

## Item 1. Issuer
Name of issuer: Chewy, Inc.
Address of issuer's principal executive offices: 7700 West Sunrise Boulevard Plantation, Florida 33322

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
The principal business address of the Reporting Person is as follows:

One Queen Street East
Suite 2500
Toronto, Ontario
M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Pension investment manager subject to the Canada Pension Plan Investment Board Act.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to a pension investment manager subject to the Canada Pension Plan Investment Board Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
99.1 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (08/14/2026)
Comment: See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board